No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 3, 2003, Honda Motor Co., Ltd. announced that it developed the world’s first electronically controlled fuel injection system (Honda Programmed Fuel Injection, or ‘PGM-FI’) for use in 4-stroke, 50cc scooters. (Ref. #M03-37)

Exhibit 2:

On October 10, 2003, Honda Motor Co., Ltd. announced the development of the Honda FC Stack, a remarkably compact, next-generation fuel cell stack that delivers high performance, yet operates at temperatures as low as -20°C (-4°F). (Ref. #A03-053)

Exhibit 3:

On October 14, 2003, Honda Motor Co., Ltd. announced the lineup of vehicles to be displayed at the Japan Automobile Manufacturers Association, Inc. – sponsored 37th Tokyo Motor Show which ran from Saturday, October 25th to Wednesday, November 5, 2003 at Makuhari Messe in Chiba, Japan. (Ref. #C03-076)

Exhibit 4:

On October 15, 2003, Honda R&D Co., Ltd., Honda’s research and development subsidiary, announced that it will expand Honda R&D Southeast Asia Co., Ltd., its motorcycle research center in Thailand, in order to enhance research and development of motorcycles in ASEAN region. (Ref. #C03-077)

Exhibit 5:

On October 16, 2003, Honda Motor Co., Ltd. announced the upcoming release in Japan of the new Dio scooter, featuring an air-cooled, 4-stroke 50cc engine and striking new design. (Ref. #M03-040)

Exhibit 6:

On October 17, 2003, Honda Motor Co., Ltd. announced the addition of the world’s first Congestion Prediction function to the company’s exclusive InterNavi Premium Club service. (Ref. #A03-056)

Exhibit 7:

On October 17, 2003, Honda Motor Co., Ltd. announced the new Odyssey for the Japanese market, offering outstanding new value in minivan. (Ref. #A03-055)

Exhibit 8:

On October 24, 2003, Honda Motor Co., Ltd. announced that overseas automobile production increased 19.7% in September over the corresponding month in 2002, the 33rd consecutive month of growth in that category. (Ref. #C03-078)

Exhibit 9:

On October 28, 2003, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter and the first half ended September 30th 2003.

Exhibit 10:

English translation of “Notice of Resolution by the Board of Directors concerning Payment of Interim Dividend” for the 80th fiscal period.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: November 14, 2003

ref. #M03-37

Honda Develops World’s First Electronically Controlled Fuel

Injection System for a 4-Stroke 50cc Scooter

October 3, 2003—Honda Motor Co., Ltd. announced today that it has developed the world’s first electronically controlled fuel injection system (Honda Programmed Fuel Injection, or ‘PGM-FI’) for use in 4-stroke, 50cc engines. The PGM-FI system, which offers superb starting along with improved fuel economy and cleaner emissions, will be available on a new-model scooter in Japan next spring.

All Honda scooters for sale in Japan are scheduled for conversion to PGM-FI by 2007, and the majority of models for sale worldwide will be equipped with PGM-FI by 2010.

Use of PGM-FI in any motorcycle requires precise control technology, but in smaller models with a displacement as low as 50cc, the further needs for compact design and low cost present a considerable technical challenge.

Main achievements in developing PGM-FI for use in a 4-stroke, 50cc scooter:

•	A major reduction in the number of structural components achieved through functional integration and unified design, resulting in both size and cost savings.

•	Approximately 7%* better fuel economy in 30km/h steady speed test mode, and approximately 10%* better fuel economy in a test mode designed to simulate actual city driving conditions.

•	Reduction of emissions to just half the CO (carbon monoxide) and HC (hydrocarbon) levels stipulated by Japanese government regulations.

•	Compared to a conventional, carburetor-equipped 50cc engine, significantly better starting when cold or after long periods of disuse.

•	Although the system requires an electrical supply, the scooter can be started using the kick-starter even when the battery is completely dead.

*Calculations based on Honda in-house testing

PGM-FI-equipped 4-stroke, 50cc engine	PGM-FI-equipped 4-stroke, 50cc prototype scooter

As part of its ongoing effort to help preserve the global environment, Honda completed the conversion to 4-stroke engines of all its motorcycles offered for sale worldwide (excluding some specialized models) at the end of 2002. The CX500 Turbo (a 500cc export model) was the first Honda motorcycle to be sold with fuel injection, in 1982. Since then, fuel injection has been available on a wide range of motorcycles, from large-displacement 1800cc bikes down to small-displacement 125cc models. Now, Honda’s latest technological advances have further broadened this range to include these new 4-stroke, 50cc engines—a world’s first.

This new technology will promote greater fuel economy and cleaner emissions in 50cc-class scooters, the largest sales category in Japan.

● Main Features of the PGM-FI System for Use in a 4-stroke, 50cc Scooter

m	Low cost and functional integration

Functional components are combined and sensing functions integrated, and the fuel pump and other major components redesigned to reduce the number of parts required to just 8, compared to the 15 used in a conventional PGM-FI unit for larger models. On top of this, a 32-bit CPU was used to integrate the ACG*1 starter control ECU*2 with the PGM-FI control ECU, resulting in greater functional integration for further cost savings.

*1 ACG: Alternating-Current Generator
*2 ECU: Engine Control Unit

m	Smaller, more lightweight components

In order to maintain the 50cc scooter’s flat-floor design, an ultra-compact fuel pump module was newly designed to fit inside the flat fuel tank located underneath the floor. The unit is just 64% of the volume and 32% the weight of the one used in the 125cc Pantheon scooter released in Europe in February 2003. The throttle body and ECU have also been made lighter and smaller, with volumes of just 38% and 21% respectively, of those used in the carburetor-equipped conventional 50cc scooter.

m	Precise fuel-flow volume control

An injector for use in a small-displacement engine must provide both minute injection volumes and fine atomization of the injected fuel. The new injector for use in 50cc engines uses a two-hole injection nozzle to attain just one-third the injection volume compared to a 125cc scooter (the Pantheon). And, whereas conventional injectors generally employ multi-holed injection nozzles to obtain fine atomization, the new injector uses an optimized internal flow-path shape to achieve the world’s highest level of atomization.

m	Precise airflow control during idling

Airflow volume also needed to be reduced to one-third that of a 125cc scooter (the Pantheon). The newly developed air valve for use in 50cc engines employs an ultra-miniature step motor to precisely move a high-precision valve in increments of 30ìm, ensuring optimum air volume control during startup, warm up, idling, and other engine operating conditions. This results in significant improvements in startup and idling performance, and reduces the need for periodic maintenance.

m	Kick-starting when the battery is completely dead

Users of small scooters want to start them using the kick-starter even when the battery is completely dead due to long periods of disuse. With previous fuel injection systems, it was difficult to start the engine with the current produced by the kick-starter alone. With the new system, however, small amounts of current produced by the kick-starter are directed over a 0.2 second period only to the circuits required for startup. Thanks to this and to a newly developed energy-saving fuel pump, the engine can start up smoothly even when the battery is dead.

Related publicity information and photographs are available from October 3, 2003 at the following URL:

http://www.honda.co.jp/PR/

Please enter this URL directly into an internet browser (Internet Explorer, etc.)

(This site is intended solely for the use of journalists.)

ref. #A03-053

New Honda Fuel Cell Stack Operates at Low Temperatures;

Breakthrough Technology to be Tested in FCX on Public Roads

October 10, 2003—Honda Motor Co., Ltd. today announced the development of the Honda FC Stack, a remarkably compact, next-generation fuel cell stack that delivers high performance, yet operates at temperatures as low as -20ºC (-4ºF). It is the world’s first fuel stack to feature a metal press separator structure and newly developed electrolyte membranes. The FCX equipped with the Honda FC Stack was certified September 24, by the Minister of Land, Infrastructure and Transport.

Honda will begin public testing of the vehicle’s cold start and driving performance capabilities to advance more widespread use of fuel cell vehicles. Honda FC Stack-equipped FCX will take the role of a lead car in the 80th Tokyo-Hakone Ekiden relay race in January 2004.

Conventional fuel cell stacks have a complex structure in which carbon separators are fastened together with bolts. The Honda FC Stack, however, has a simplified structure composed of metal press separators, with rubber seals that are attached in a unique molding process and enclosed by panels. This reduces the number of components by almost 50% (compared to a conventional unit*1) and more than doubles the output density*2, resulting in world-leading high performance. Further, use of newly developed aromatic electrolyte membranes greatly improves durability and allows for power generation at temperatures ranging from -20ºC(-4ºF) to +95ºC(+203 ºF)—a difficult achievement for stacks that employ conventional fluorine electrolyte membranes. The driving range of the FCX with a Honda FC Stack also has increased by 40 km*3, from 355 km to 395 km, while fuel economy has improved by over 10%*4.

Honda began fuel cell technology research in the 1980s. Tests of Honda fuel cell stacks were conducted under a range of driving conditions using the 1999 FCX-V2 and the 2001 FCX-V3. Developed with a view to volume production and the ultimate need to recycle fuel cell vehicles, this next generation Honda FC Stack significantly reduces the use of special materials and offers excellent driving performance and low-temperature starts.

Honda FC Stack	FCX equipped with the Honda FC Stack

Key Features of the Honda FC Stack

1.	Compact, high output

•	The number of components is reduced by almost 50% through use of the world’s first metal press separators and a panel-type structure, while the output density is almost double that of a conventional fuel cell stack.

2.	Low-temperature starts

•	Ion conductivity at low temperatures is double that of a conventional stack thanks to use of aromatic electrolyte membranes.

•	Use of metal press separators improves conductivity.

•	Thermal capacity is reduced because the unit is more compact. Warm-up time is 20% that of a conventional stack.

3.	Durable even at high temperatures

•	Power can be generated at up to +95ºC(203ºF).

4.	Next-generation fuel cell stack developed in consideration of mass production and recycling.

•	Some special materials have been replaced b more readily-available materials.

*1	Honda fuel cell stack on the FCX-V3
*2	output/volume, output/weight
*3	LA4 mode Honda in-house calculations
*4	Compared with an FCX equipped with a Ballard fuel cell stack

Specifications of the Honda FC Stack-equipped FCX

Name		FCX
Number of occupants		4
Max. speed		150 km/h
	Max. output	80kW (109PS)
	Max. drive torque	272N·m (27.5 kg·m)
Motor	Type	AC synchronous electric motor (manufactured by Honda)
Fuel cell stack (2 units)	Type	PEMFC (proton exchange membrane fuel cell, manufactured by Honda)
	Output	86kW
Fuel	Type	Compressed hydrogen
	Storage	High-pressure hydrogen tank (350 atmospheres)
	Capacity	156.6 liters
Dimensions (L x W x H, mm)		4165 x 1760 x 1645
Energy storage		Ultra Capacitor (manufactured by Honda)
Vehicle range (LA4 mode)		395 km

Publicity information relating to the next generation Honda FC Stack is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

ref. #C03-076

Honda Announces Automobiles and Motorcycles to be

Displayed at the 37th Tokyo Motor Show

October 14, 2003—Honda Motor Co., Ltd. today announced the lineup of vehicles to be displayed at the Japan Automobile Manufacturers Association, Inc.-sponsored 37th Tokyo Motor Show which runs from Saturday October 25th to Wednesday, November 5, 2003 at Makuhari Messe in Chiba, Japan.

The essence of Honda’s global brand and the spirit of challenge it is founded upon is expressed in the slogan ‘The Power of Dreams’. The theme chosen for the passenger car display at this Tokyo Motor Show, ‘Free Thinking; Liberating Technology’, introduces the bright and exciting world of people and cars that Honda aims to create. The theme of the motorcycle display, ‘Dream Wings’ expresses Honda’s desire to take the relationship between people and motorcycles to another level. In this corner some ideas, which were born of this continuous challenge, are on display. In addition to production concept vehicles, the Honda display will showcase the company’s environmental and safety technologies.

GRIFFON	HSC

KIWAMI	PS250

Passenger Car Display: 19 Vehicles, 16 Models

At the passenger car display, Honda will present some of the latest results of the company’s free and innovative thinking and its determination to empower the individual. An all-new Odyssey will be introduced, as well as a broad range of imaginative concept vehicles. In addition, a variety of innovative powerplants that combine superior driving pleasure with advanced environmental technology, and a selection of new Honda safety technologies will be presented.

New Odyssey/ASM Stage

The spacious and comfortable new Odyssey redefines the minivan. An innovative low-floor platform provides a low center of gravity for improved handling and a low roofline. Sharing the stage with the new Odyssey will be the concept vehicle ASM, an 8-seat minivan offering both advanced technology and luxury.

Concept Vehicle Stage

Honda will present its ideas for the future in a lineup of intriguing concept vehicles: the HSC which offers the driving pleasure of a sports car in a package that anyone can handle; the IMAS, a lightweight aerodynamic hybrid sports car; and KIWAMI, which matches Honda’s clean-running fuel cell technology with the Japanese aesthetic of beauty in a premium next-generation sedan.

Advanced Technology Stage

The display will feature the FCX, the world’s first fuel cell vehicle to be brought to market, along with a wide range of cutaway models of engines that combine driving performance and advanced environmental technology. In addition, some of the latest developments in Honda’s pre-crash safety and other safety technologies will be featured.

Motor Sports Stage

Honda’s Formula One and IndyCar racers will be displayed, along with a racing version of the Fit (a concept vehicle).

Further, Honda’s ongoing work in the area of Welfare Vehicles will be represented by displays of the passenger lift seat-equipped Odyssey Almas and Life Almas as well as the Monpal 4-wheel electric wheelchair, which can be driven with an easy-to-operate lever.

Motorcycle Display: 51 Vehicles, 40 Models

At the motorcycle display, Honda will present on four stages the idea of ‘Dream Wings’, Honda’s desire to share the pleasure of motorcycle riding with more and more individuals. Honda is pursuing dreams and overcoming challenges to provide advanced technology for all.

Main Stage

Conveying a strong and compelling presence on the main stage will be the concept model Griffon, which combines the sportiness of a motorcycle with the convenience of a scooter; the soon-to-be-released CBR1000RR and CB750; and the overseas exhibition model Valkyrie Rune.

The Center Stage will feature the PS250, a concept model which represents the 5th model to be developed by the N Project and its team of young engineers at the Asaka R&D Center.

The Honda Racing Stage will feature the MotoGP championship machine RC211V, Honda’s new downhill racing RN01 mountain bike, and a range of other vehicles representative of Honda’s spirit of challenge and advanced technology.

The Ecology/Safety/Security Stage will focus on Honda’s safety, environmental and security technologies. Honda’s participation in the Ministry of Land, Infrastructure and Transport-led Advanced Safety Vehicle (ASV) program will be presented, including the Honda Riding Simulator, developed on the basis of the ASV, which enables one to experience motorcycle riding in a variety of simulated conditions.

As an example of Honda’s environmental technology, the Dio Z4 FI, which is to be released in the near future, highlights Honda’s newly developed PGM-FI (programmed fuel injection) system for 4-stroke 50cc engines.

The security display will feature Honda’s Smart Key and other systems, which combine convenience with advanced anti-theft protection.

☐  Displayed Vehicles    (●  Exhibition Model m Production Model)

[Passenger Car Display Corner]

World Premiere (4 Models) (§)

New Odyssey/ASM Stage	m	New Odyssey
	●	ASM («)

Concept Vehicle Stage	●	HSC («)
	●	IMAS («)
	●	KIWAMI («)

Advanced Technology Stage	m	Inspire
	m	Life

Motor Sports Stage	●	F1
	●	IndyCar
	●	Fit Racing Model
	m	S2000

Welfare Vehicles	m	Odyssey Almas
	m	Life Almas

Production Models	m	Step WGN
	m	Stream
	m	Accord Wagon

[Motorcycle Display Corner]

World Premiere (6 models)(«) Japan Premiere (4 models) (¶)

Main Stage	●	GRIFFON(«) ● CBR1000RR (¶)
	●	SHADOW750 (¶) ● CB750
	●	VTX1800S (¶)
	●	VALKYRIE RUNE (¶)
	●	GL1800 Gold Wing
	●	CB400 Super Four HYPER VTEC SPECIII («)
	●	CB1300 Super Four Type-R ● CB400SS and others

Center Stage	●	PS250 («) and others

Honda Racing Stage	●	RC211V ● VTR1000SPW ● RN01 and others

Ecology/Safety/Security	●	Dio Z4 FI («) ● Riding Trainer («)
	●	WAVE 125 FI ● ASV Riding Simulator and others

Production Models	m	VTX m SILVER WING (600) ABS-equipped vehicle
	m	XR250 m XR250 Motard m VTR
	m	Spacy100 m SOLO m TODAY
	m	FUSION Type X equipped with audio system («) and others

Publicity materials relating to Honda’s displays at the 37th Tokyo Motor Show will be available as of October 15, 2003 at the following URL:

http:// www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

The following announcement was released by Honda R&D Co., Ltd., Honda’s research and development subsidiary, at 1:00 p.m. on October 15, 2003 Thailand time (3:00 p.m., October 15, 2003 Japan time).

<For reference>

ref.#C03-077

Honda Expands Motorcycle R&D Operation in Thailand to Enhance Research and

Development of Motorcycles for the ASEAN Region

Bangkok, Thailand, October 15, 2003—Honda R&D Co., Ltd., Honda’s research and development subsidiary, has announced that it will expand Honda R&D Southeast Asia Co., Ltd. (hereinafter referred to as HRS-T), its motorcycle research center in Thailand, in order to enhance research and development of motorcycles for the ASEAN region.

An additional investment of 800 million baths will be made to cover the cost of a 8,350m2 plot of land which has been purchased as well as for a new facility and adjoining test course will be constructed there. Currently, HRS-T conducts market research, styling design and mock-up model production. In the future, additional functions including engineering design and development as well as the testing of prototype motorcycles will be undertaken.

In 1988, a representative office was established in Thailand for the purpose of carrying out research and development of motorcycles and in 1997, this office was incorporated as HRS-T. In consideration of the expansion of the ASEAN motorcycle market in countries such as Indonesia, Vietnam and Thailand, which follow China and India as the largest markets, strengthening of the development function will be accelerated.

Outline of R&D Southeast Asia Co., Ltd.

Location:	Bangkok, Thailand

Capital:	18.30 million bahts

President:	Hirofumi Kambe

Equity ratio:	Honda R&D Co., Ltd. 100%

Business:	Research and development of motorcycles

Established:	November 1997

Related PR material can be downloaded from the following URL from October 15, 2003. To download, please use browser software such as Internet Explorer and directly type http://www.honda.co.jp/PR/ into the address bar.

(The above site is for the exclusive use of members of the press.)

ref. #M03-040

Honda Introduces the New Dio Scooter

October 16, 2003—Honda Motor Co., Ltd. today announced the upcoming release in Japan of the new Dio scooter, featuring an air-cooled, 4-stroke 50cc engine and striking new design. The new Dio is the third model manufactured in China to be introduced here and goes on sale Thursday, November 20, 2003.

The Dio features a bold new sporty wedge-shape body and environmental performance built into every detail. The high-quality styling is accented by six different color variations of lustrous pearl-white and metallic paints certain to please a broad range of customers.

Production of the new Dio takes full advantage of Honda’s global network with research and development conducted in Japan, optimal procurement of parts from various countries in Asia, and the manufacturing handled under the most stringent quality control standards at Sundiro Honda Motorcycle Co., Ltd. in China.

The new Dio is the fourth in the Dio series to be sold in Japan, joining the water-cooled 4-stroke 50cc Smart Dio, the Smart Dio Deluxe, which features an advanced Idle Stop System and front disc brakes, and the Smart Dio Z4—all manufactured at Honda’s Kumamoto Factory.

Optimally leveraging worldwide operating resources and achieving a mutually complementary supply of products within regions, Honda is moving forward with its ‘Made by Global Honda’ policy, responding to diversifying customer demand by manufacturing in the appropriate location for supply to each market.

Dio

● Annual domestic sales target	60,000 units

● Manufacturer’s suggested retail price (consumption tax not included)	119,000 yen

= Key Features =

● Highly reliable air-cooled 4-stroke engine

The new Dio is equipped with a highly reliable, forced-air-cooled engine. An air injection (secondary air supply) system has been combined with a compact combustion chamber to reduce harmful pollutants in the exhaust gas. The engine has also been tuned to provide ample power in the low-to-mid engine speed ranges—just right for the frequent starts and acceleration of city driving. Fuel consumption is an impressive 65km/liter*1.

*1    In low-altitude driving at 30km/hour

● Striking new styling and ample equipment

The Dio’s striking new styling starts with the upturned tail, which accents the wedge-like body shape. Contoured surfaces, metal accents and multi-reflector headlights provide added visual appeal. A needle-indicator-equipped fuel gauge offers superior visibility, and other ergonomic features include a push-canceling turn indicator and inner storage pockets at knee level. The 22-liter*2 under-seat storage compartment accommodates a standard full-face helmet.

*2    Honda in-house measurement.

● Comprehensive anti-theft system and safety equipment

The anti-theft system utilizes a key cylinder that features centralized control of the main switch, seat opener and handle lock. The key cylinder is also equipped with a shutter-like protective cover. A U-lock holder on the rear carrier enables a U-lock to be fitted. Extra security is achieved through pre-wiring for an optional alarm kit or immobilizer alarm. Safety equipment includes a combined brake system that distributes an appropriate balance of front and rear wheel braking force when only the left (rear wheel) brake lever is used. This enables effective stopping while maintaining vehicle stability.

● Distinctive color variations

Six attractive color choices are designed to meet a wide range of customer needs, with a focus on metallic and pearl colorings for a high-quality look.

Two-tone—3 colors: (x Matte Access Grey Metallic), Sigma Silver Metallic, Sirius Blue Metallic, Orion Yellow

Solid colors—3 colors: Pearl Cancer White, Pearl Procyon Black, Candy Lucid Red

■ Manufacturer: Sundiro Honda Motorcycle Co., Ltd.

Established:	September, 2001

Head office location:	Tianjin City, China

Capital:	US$ 99.56 million

Capital contribution:	Honda Motor Co., Ltd. 50%, Hainan Sundiro Holding Co., Ltd. 47.33%, Tianjin Motors Group Inc. 2.67%

Principal activities:	Production and sale of motorcycles

Number of employees:	6,700 (as of May, 2003)

Production capacity:	Finished vehicles=1.4 million units/year (engines=1.2 million units)

Publicity materials relating to the new Dio will be available at the following URL :http://www.honda.co.jp/PR as of October 16, 2003.

(This site is intended exclusively for the use of journalists.)

Key Specifications

Model Name		Dio

Model Type		Honda·BA-AF62

L × W × H	(m)	1.720×0.630×1.020

Wheelbase	(m)	1.180

Ground Clearance	(m)	0.110

Seat Height	(m)	0.695

Vehicle Weight	(kg)	77

Dry Weight	(kg)	73

Number of Riders		1

Turning Radius	(m)	1.8

Engine Type		AF61E (air-cooled 4-stroke OHC single-cylinder)

Displacement	(cm3)	49

Bore x stroke	(mm)	37.8×44.0

Compression Ratio		10.1

Maximum Power	(kW[PS]/rpm)	3.0[4.1]/8,000

Maximum Torque	(Nm[kg-m]/rpm)	3.7[0.38]/6,500

Fuel Consumption	(km/l)	65.0 (30km/h low-altitude driving)

Carburetor Type		VK0DB

Starter		Self-starting (also kick-start)

Ignition		CDI battery ignition

Lubrication		Combination pressure/splash

Fuel Tank Capacity	(l)	5.0

Clutch		Dry, multi-plate shoe

Gearbox		Constant mesh (V-matic)

Gear ratio	1 gear	2.850~0.860

Reduction Ratio	Primary	3.600
	Secondary	3.769

Caster Angle (degrees)/Trail (mm)		26°30' /71

Tire Size	Front	80/100-10 46J

	Rear	80/100-10 46J

Braking System	Front	Mechanical leading/trailing
	Rear	Mechanical leading/trailing

Suspension	Front	Telescopic
	Rear	Unit-swing type

Frame		Underbone

ref. #A03-056

Honda Introduces World’s First Congestion Prediction Function

for it’s InterNavi Premium Club Car Navigation Service

October 17, 2003—Honda Motor Co., Ltd. today announced the addition of the world’s first Congestion Prediction function to the company’s exclusive InterNavi Premium Club service. This new function allows users to foresee changes in traffic patterns and apply this information in route planning. Creating a two-way information exchange network using the voice-operated Honda Navigation System and portable telephones, The InterNavi Premium Club services have received acclaim for making available to drivers a range of information only an automaker can provide. The Congestion Prediction function is now available on the new Odyssey with plans to expand availability to other models in the future.

Available to Honda owners who purchased the recently announced Honda HDD Navigation System as part of the InterNavi Premium Club service, the Congestion Prediction function precisely predicts changes in traffic patterns to indicate the least congested route to the destination based on real-time VICS*1 data and past VICS data archived at the InterNavi Information Center. Receiving this precise information at departure, drivers also can more accurately predict the length of time required to reach their destination.

Since its inception in October 2002, the InterNavi Premium Club has been well received for leveraging advanced technology and information infrastructure to provide value-added information to its members, and now has over 25,000 members*2. In conjunction with the recently announced Premium Members VICS and Parking Selection functions, this new Congestion Prediction function represents an attractive enhancement to the service.

*1  VICS is a registered trademark of the Vehicle Information and Communication System Center.

*2  As of October 2003

Details of the new service can be viewed at the InterNavi Technology part of the InterNavi Premium Club website, at the following URL:http://premium-club.jp/

Publicity materials relating to the Congestion Prediction function are available at the following URL: http://www.honda.co.jp/PR

(This site is intended exclusively for the use of journalists.)

ref. #A03-055

Honda Announces a Full Model Change for the Odyssey

October 17, 2003—Honda Motor Co., Ltd. has announced the new Odyssey for the Japanese market, offering outstanding new value in a minivan. A 2.4-liter DOHC i-VTEC engine and newly developed CVT + 7-speed mode*1 transmission provide superior driving performance, while the new low-floor platform ensures a roofline of just 1,550mm, low enough to fit into standard multi-level parking facilities. The intelligently designed, spacious interior comfortably accommodates seven people in three rows of seats. The new Odyssey goes on sale October 24th at Honda automobile dealers throughout Japan.

This third-generation Odyssey is a new benchmark in minivan innovation with its fusion of speed (lower center of gravity for improved ride and handling), elegance (elegant form thanks to its low overall height), and roominess (more headroom than the previous model thanks to the low-floor platform).

The top-of-the-line Odyssey Absolute represents a new level of elegant design and dynamic performance. Its 2.4-liter DOHC i-VTEC engine boasts a maximum output of 147kW (200PS) and is matched with a 5-speed automatic transmission, DBW (Drive By Wire), and a specially tuned suspension and braking system. There is ample torque at all rpm ranges, and performance is powerful and sporty. The innovative, stylish exterior features custom aerodynamics and a low-slung profile, while the interior is finished in elegant black.

Odyssey L Type (FF)	Odyssey Absolute (FF, optional equipment)

• Styling:	A low, wide stance for a contemporary, intelligent appearance.

• Packaging:	The low-floor platform ensures a low roofline for access to standard multi-level parking facilities and a spacious interior that comfortably seats seven people in three rows.

• Driving performance:

The 2.4-liter DOHC i-VTEC engine delivers ample torque and outstanding environmental performance, and is offered with either a newly developed CVT + 7-speed mode transmission or a 5-speed automatic transmission, depending on model type.

• Advanced functions:

The new Odyssey is equipped with IHCC (Intelligent Highway Cruise Control)*2 vehicle speed and inter-vehicle distance control system to reduce burden on the driver during highway driving. It also features the voice-operated Honda HDD Navigation System + Progressive Commander*3, with rear camera, for significant improvements in functionality and operability.

• Safety performance:

The new Odyssey is equipped with CMS (Collision Mitigation Brake System), and E-pretensioners (driver and front passenger seatbelts*4). In addition, the Odyssey’s new crash-compatibility body combines increased self-protection with reduced aggressivity toward other vehicles.

• Environmental performance:

All types have been certified by the Japanese Ministry of Land, Infrastructure and Transport as either Ultra Low Emissions Vehicles*5 or Excellent Low Emissions Vehicles*6 and have met emissions regulations for 2005, with some types already achieving a 75% reduction*7 with respect those levels. All types comply with 2010 government regulations for fuel economy.

*1	Available on S, M, and L type FF vehicles

*2,4	Factory option on the Absolute

*3	Factory option on the M, L and Absolute

*5,7	S, M, L types

*6	Absolute

●Monthly domestic sales target:	5,000 units

●Manufacturer’s suggested retail price (consumption tax not included; units: ¥1,000)

Type	Engine	Max. Output	Drive Wheels	Transmission	Price
S	2.4L DOHC i-VTEC	118kW (160PS)	FF	CVT + 7-speed mode	2,200
			4WD	5AT+S-matic	2,420

M			FF	CVT + 7-speed mode	2,300
			4WD	5AT+S-matic	2,520

L			FF	CVT + 7-speed mode	2,750
			4WD	5AT+S-matic	2,970

Absolute		147kW (200PS)	FF	5AT+S-matic	2,600
		140kW (190PS)	4WD	5AT+S-matic	2,820

Indicates models shown in photos

m	Body colors

Premium White Pearl*; Satin Silver Metallic; Nighthawk Black Pearl; Grayish Mauve Metallic (custom color for M, L types); Indigo Blue Pearl (M, L); Desert Mist Metallic (M, L); Meteor Silver Metallic (M, L); Royal Ruby Red Pearl (M, L); Black Amethyst Pearl (custom color for Absolute); Milano Red (Absolute)

*	Premium White Pearl: +¥30,000

m	Factory options

• Side curtain airbag system (covers 1st~3rd-row seats):	+¥110,000
(1st-row seat i-Side airbag system (equipped with passenger positioning detection system for front passenger seat) set option. Available on S, M, and Absolute. Standard equipment on L Type)

• IHCC + multi-information display + CMS (Collision Mitigation Brake System) + E-pretensioners:	+¥250,000
(Available on Absolute)

• AFS (Adaptive Front-lighting System, with auto-leveling function):	+¥50,000
(Available on M, L, Absolute)

• Voice-operated Honda HDD navigation system with rear camera + Progressive Commander (with 8-inch wide display and Inter Navi Premium Club. Available on M, L, Absolute)
M Type: +¥345,000
L Type: +¥300,000
Absolute: +¥340,000

• Rear entertainment system (9-inch wide display, 2 sets of wireless headphones):	+¥220,000
(Available on M, L, Absolute)

• CD player with AM/FM tuner (Available on M, Absolute. Standard equipment on L Type)
M Type: +¥45,000 Absolute: +¥40,000

• Acureef premium sound system (in-dash 6-CD changer with AM/FM tuner + 7 speakers) (Available on L, Absolute)
L Type: +¥100,000 Absolute: +¥140,000

• Power tailgate (with anti-pinch mechanism and remote opening/closing): (Available on M, L types)	+¥80,000

• Front power glass sun roof: (Available on M, L, Absolute)	+¥80,000

• Power utility package (Honda Smart Card key system, AC 100V outlet, driver-side 8-way power seat (sliding, reclining, height front and rear)):	+¥130,000
(Available on M Type, Absolute. Standard equipment on L Type)

• Comfort package (triple-zone control, fully automatic air conditioner; auto light control; electrically heated front window):	+¥70,000
(Available on M, Absolute. Standard equipment on L Type)

• Genuine leather seats	+¥210,000

• (with heater-equipped front driver and passenger seats and driver’s side seat-back pocket): (Available on L Type, Absolute)

• Power under-floor storage for 3rd-row seats:	+¥50,000
(Available on M, Absolute. Standard equipment on L Type)

• Recaro’s bucket seats (driver/front passenger):	+¥130,000

• (Available on Absolute)

• Audio-less option available:	- ¥40,000
(Available on L Type)

*	Factory options and/or package options sets are subject to availability. Certain package combinations may also be unavailable.

♦Key Features

<Packaging and utility>

•	The new Odyssey’s new low-floor design results in a roofline 80mm lower*1 than the previous model, allowing access to standard multi-level parking facilities. It also offers 5mm more headroom than the previous model for far greater roominess than the vehicle’s external appearance would suggest.

•	Under-floor storage for the 3rd-row seats and a variety of seating arrangements secure a voluminous luggage space of up to 1,052 liters*2. A handy 100V AC outlet*3 is also provided.

•	The 2nd-row seats are equipped with a double folding mechanism that allows them to be stored flat.

•	The 3rd-row seats feature a power under-floor storage mechanism*4, allowing them to be easily stowed away at the press of a switch.

•	The power tailgate*5 can be opened and closed using the keyless entry remote control, a switch on the dashboard, or the switch on the inside of the tailgate (closing only).

*1	Compared to previous FF model
*2	According to Honda measurements using VDA formula
*3	Available only on vehicles equipped with power utility package
*4	Standard equipment on L Type, factory option on M Type and Absolute
*5	Factory option on M and L types

<Design>

●Exterior design

•	Designed around the motif of a black panther, with its low-profile form speeding swiftly and smartly over a grassy plain, the Odyssey presents fresh new styling and a distinctive presence.

•	Centered on a floating grill, the slim-profile headlights and front bumper are integrated and positioned low. The front fenders are flared wide to emphasize the feeling of breadth and strength.

•	The side view features an elegant, unified silhouette that connects smoothly from the low, short front nose to the roof end.

•	The rear view design is dynamic and has a solid feel.

●Interior design

•	The high-quality interior combines a functional, fashionable cockpit with an elegant, relaxing passenger space. Controls are concentrated in the center panel, with the dashboard spreading out to either side and blending with the doors for a unified look all the way to the rear.

•	Blue LED lights* illuminate the foot areas of the 1st- and 2nd-row seats and the cup holders for the 3rd-row seats when the small lamps are turned on.

•	The shift lever is positioned as close as possible to the steering wheel. This significantly reduces the distance the driver’s hand must travel to operate it, resulting in more ergonomic shifting. The advanced design features a gun-grip shift knob and a ball-shaped metallic slider.

*	Standard equipment on the L type

<Driving performance>

●Engine

•	The DOHC i-VTEC engine combines Honda’s VTEC (Variable Valve Timing and Lift Electronic Control) with VTC (Variable Valve Timing Control), which optimizes intake valve timing in response to engine load. Two engines are available depending on the model type, both of which achieve a combination of high torque, high fuel economy, and low emissions.

2.4-liter DOHC i-VTEC engine: 118kW (160ps) / 218Nm (22.2kg-m)*1

2.4-liter DOHC i-VTEC engine: 147kW (200ps) / 232Nm (23.7kg-m)*2

•	All types achieve high levels of environmental performance, and are certified by the Japanese Ministry of Land, Infrastructure and Transport as either Ultra Low Emissions Vehicles or Excellent Low Emissions Vehicles.

*1	Net values (S, M, L types)
*2	Net values (FF Absolute)

●Transmission

•	Newly developed CVT (Continuously Variable Transmission) + 7-speed mode transmission*1

The torque converter’s powerful off-the-line performance and the smooth acceleration unique to the CVT combine to deliver robust responsiveness at all speeds. Transmission lockup at nearly all speeds except startup contributes to higher fuel economy. In the D position, driving conditions are determined according to gas pedal and brake operation, vehicle speed, and other parameters, and the appropriate gear ratio is selected. During cornering, the vehicle’s lateral G-force is calculated to determine whether it is being driven in a sport way, and cornering G-shift control maintains engine revs at a higher level when the driver eases off on the gas pedal. Also available is the Econ mode feature, which saves fuel by reducing engine rpms at idle.

•	5-speed automatic transmission + S-Matic*2

Delivers powerful acceleration and linear shift response, while contributing to improved fuel economy. The expanded range of lockup during deceleration also helps save fuel.

*1	Available on FF S, M, and L types
*2	Available on 4WD S, M, and L types, and the Absolute

●Newly developed real-time 4WD

•	The newly developed real-time 4WD combines a dual-pump-system clutch mechanism with a one-way cam unit and pilot clutch. This transmits drive force without any feeling of time lag and enhances stability during startup and cornering on snow-covered roads and other slippery surfaces.

<Chassis>

•	In the front, a double-wishbone suspension ensures straight-line stability and outstanding ride comfort.

•	In the rear, the compact design of the rear reactive-link double-wishbone suspension contributes to the Odyssey’s low-floor, flat form.

•	In addition to enhancing bending and twisting rigidity, extensive efforts were made to improve dynamic rigidity, for improved handling responsiveness and a more comfortable ride. High-tensile steel is also used in all major body frame components, for a 16kg weight saving compared to use of conventional materials.

•	A more compact powertrain and VGR (Variable-steering Gear Ratio) give the new Odyssey a minimum turning radius of just 5.4m—top in its class*.

*	Over-2000cc minivan class

<Safety performance>

•	AFS (Adaptive Front Lighting System)*1 works in coordination with steering wheel angle to change the direction of the headlight unit and illuminate the vehicle’s path when negotiating curves or turning.

•	Four-wheel VSA (ABS + TCS + side-slip control)*2 combines with DBW (Drive By Wire) *3 for engine torque control to ensure precise control over vehicle stability.

•	Brake assist is standard on all types, with the Absolute featuring an electronic brake assist system. A learning function automatically adjusts the assist operation point to conform to the driver’s braking habits.

•	CMS (Collision Mitigation Brake System)*4 uses millimeter-wave radar to gauge distance to the vehicle ahead, providing the driver with audio and tactile warning of a possible collision, while also applying light braking pressure. If the system determines that a collision is imminent, it applies strong braking pressure to enhance the effect of the driver’s own braking, thus mitigating damage in the event of a collision.

•	E-pretensioners (driver and front passenger seat)*5 work in concert with CMS, pulling lightly on the seatbelt if there is a danger of a collision and more forcefully if it is determined that a collision is imminent, for increased restraining effect.

•	Honda’s original G-CON (G-force Control) technology is incorporated to create a body with a crash safety design that is among the best in the world. It can withstand a 55km/h full-frontal collision, a 64km/h front offset collision, a 55km/h side collision, and a 50km/h rear collision. Furthermore, in addition to a high level of self-protection, the vehicle’s crash compatibility body reduces aggressivity toward other vehicles.

•	Equipped with a side curtain airbag system*6 for the 1st~3rd row seats that helps reduce head injuries in the event of a side collision.

•	Front-row seats are fitted with 3-point, load limiter-equipped, pretensioner ELR seatbelts. The driver’s side belt is equipped with a lap pretensioner on the outer end of the lap belt, in addition to the shoulder belt pretensioner, for improved occupant retention in both the pelvic and thoracic regions.

*1	Factory option on the M, L, and Absolute types
*2, 3	Standard equipment on the Absolute
*4	Available as a set with E-pretensioners and IHCC as a factory option on the Absolute
*5	Available as a set with CMS (Collision Mitigation Brake System) and IHCC as a factory option on the Absolute
*6	Standard equipment on the L Type. Available in a set as a factory option on the S, M, and Absolute types

<Environmental Performance>

•	Use of a rear-port exhaust system, high-density catalytic converter, and other innovations result in Japanese Ministry of Land, Infrastructure and Transport certification as an Ultra Low Emissions Vehicle for the S, M, and L types, and as an Excellent Low Emissions Vehicle for the Absolute. All types clear emissions regulations for 2005, with the S, M, and L types achieving a 75% reduction with respect to those levels.

•	Compliance with 2010 government regulations for fuel economy for all types has been achieved through weight reduction and aerodynamic improvements. The S, M, and L types are all eligible for tax incentives under the Japanese government’s Green Tax program.

•	Honda has worked to eliminate PVC (polyvinyl chloride) from interior and exterior plastic components wherever possible. Meanwhile, the use of highly recyclable plastics has resulted in over 90%* recyclability.

•	Use of lead has also been reduced to less than 1/10 that of 1996 levels.

*	According to Honda’s own measurement standards

♦Odyssey ALMAS

The M Type is also being made available as an Odyssey ALMAS with a lift-up front passenger seat. The new Odyssey ALMAS will be available starting December 5th at Honda automobile dealers throughout Japan.

The Odyssey ALMAS allows the electrically operated passenger seat to be rotated and raised or lowered with the press of a switch, for superior ease of vehicle ingress and egress and reduced burden on caregivers. A wheelchair net and protective cover are also provided as standard equipment, allowing a wheelchair to be folded and stored neatly away in the luggage space without the need to fold down the 3rd-row seats. All outfitting is handled by Honda Tokuso Co., Ltd.

Odyssey ALMAS (FF, optional equipment)

<ALMAS>

The ALMAS derives its name from ‘alma’, the Spanish word for heart, signifying that Honda has poured its heart into this vehicle.

●Odyssey ALMAS—Manufacturer’s suggested domestic retail price

(consumption tax not included; units: ¥1,000)

Type	Engine	Max. Output	Drive Wheels	Transmission	Price
M	2.4L DOHC i-VTEC	118kW (160PS)	FF	CVT +7-speed mode	2,743*1
			4WD	5AT+S-matic	2,963*2

Indicates model shown in photo

*1, 2	Price includes CD player with AM/FM tuner, as the Odyssey ALMAS is not available without audio.

m	Body colors

Premium White Pearl*; Satin Silver Metallic; Nighthawk Black Pearl; Grayish Mauve Metallic; Indigo Blue Pearl; Desert Mist Metallic; Meteor Silver Metallic; Royal Ruby Red Pearl

*	Premium White Pearl: +¥30,000

m	Principle factory options

• AFS (Adaptive Front-lighting System, with auto-leveling function):	+¥50,000

• Voice-operated Honda HDD navigation system with rear camera + Progressive Commander (with 8-inch wide display and Inter Navi Premium Club):	+¥345,000

• Front power glass sun roof:	+¥80,000

• Power utility package (Honda Smart Card key system, AC 100V outlet, driver-side 8-way power seat (sliding, reclining, height front and rear)):	+¥130,000

• Comfort package (triple-zone control, fully automatic air conditioner; auto light control; electrically heated front window):	+¥70,000

Publicity information for the Odyssey and Odyssey ALMAS is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

Ref.#C03-078

Honda Overseas Production Up 19.7% In September

October 24, 2003—Honda Motor Co., Ltd., announced today that overseas production increased 19.7% in September over the same month in 2002, the 33rd consecutive month of growth in that category. Global production was up 3.4% for the month.

For the first nine months of 2003, overseas production was up 18.6%, led by a 12.6% increase in the United States and a 64.2% increase in Asia.

Domestic sales were down 24.8% in September. Fit again was again the best-selling vehicle for Honda in Japan, totaling 14,420 units. Honda’s Life mini-vehicle (12,737 units) and Step-WGN (11,000 units) were the other best-sellers for the month.

Exports in September were down 6.6%, the third straight month of decline, because of decreased shipments to North America and Asia.

HONDA PRODUCTION, SALES AND EXPORTS – SEPTEMBER 2003

PRODUCTION

	September		Annual Total – 2003		Fiscal Year** Total
	Units	vs.9/02	Units	vs.2002	Units	vs.’02FY
Domestic (CBU+CKD)	105,561	-14.1%	859,784	-16.5%	550,646	-19.7%
Overseas (CBU only)	157,263	+19.7%	1,352,464	+18.6%	887,157	+14.9%
Worldwide Total *	262,824	+3.4%	2,212,248	+1.9%	1,437,803	-1.4%

* excludes overseas CKD

** (04/2003~09/2003)

REGIONAL PRODUCTION

	September		Annual Total – 2003		Fiscal Year** Total
	Units	vs.9/02	Units	vs.2002	Units	vs.’02FY
North America	106,553	+14.9%	943,095	+10.6%	606,402	+5.9%
(USA only)	71,871	+15.1%	647,300	+12.6%	416,382	+6.9%
Europe	16,485	-4.9%	137,631	+6.8%	85,802	-0.9%
Asia	28,356	+60.3%	224,094	+64.2%	160,490	+63.1%
Others	5,869	+62.1%	47,644	+109.4%	34,463	+133.0%
Regional Total	157,263	+19.7%	1,352,464	+18.6%	887,157	+14.9%

SALES

Vehicle type	September		Annual Total—2003		Fiscal Year** Total
	Units	vs.9/02	Units	vs.2002	Units	vs.’02FY
Passenger Cars & Light Trucks	44,002	-20.2%	372,740	-18.9%	217,482	-25.7%
(Imports)	(1,606)	+134.1%	(16,634)	+132.7%	(11,156)	+150.6%
Mini Vehicles	22,209	-32.5%	174,987	-22.7%	112,948	-22.8%

Honda Brand TTL	66,211	-24.8%	547,727	-20.1%	330,430	-24.7%

EXPORTS

	September		Annual Total—2003		Fiscal Year** Total
	Units	vs.9/02	Units	vs.2002	Units	vs.’02FY
North America	21,796	-18.9%	187,772	-14.3%	127,600	-14.2%
(USA only)	19,459	-19.3%	166,674	-14.2%	114,206	-13.0%
Europe	4,691	+23.5%	86,097	+60.8%	52,807	+35.4%
Asia	1,399	-37.0%	15,104	-41.8%	10,479	-46.9%
Others	9,102	+35.5%	57,700	+22.5%	41,543	+22.3%

Total	36,988	-6.6%	346,673	+0.3%	232,429	-3.8%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

October 28, 2003

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND

THE FIRST HALF ENDED SEPTEMBER 30, 2003

Tokyo, October 28, 2003—Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the first half ended September 30, 2003.

Second Quarter Results

Honda’s consolidated net income for the fiscal second quarter ended September 30, 2003 totaled JPY137.3 billion (USD 1,235 million), an increase of 57.6% from the corresponding period in 2002. Basic net income per Common Share for the quarter amounted to JPY 143.33 (USD 1.29), compared to JPY 89.54 for the same period in 2002. Two of Honda’s American Depositary Shares represent one Common Share.

Unit sales in all of Honda’s business categories, namely motorcycles, automobiles and power products, increased during the fiscal second quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,017.2 billion (USD 18,132 million), an increase of 5.2% over the corresponding period in 2002.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2002, revenue for the quarter would have increased by approximately 5.5%.

Consolidated operating income for the fiscal second quarter totaled JPY 151.6 billion (USD 1,363 million), a decrease of 0.9% compared to the corresponding period in 2002. This decrease in operating income was primarily due to reduced revenue from decreased sales in Japan and an increase in research and development expenses, offsetting positive impacts, such as depreciation of the yen, ongoing cost reduction efforts and decrease in selling, general and administrative (SG&A) expenses.

Consolidated income before income taxes for the quarter totaled JPY 183.8 billion (USD 1,653 million), an increase of 67.2% from the corresponding period in 2002.

With respect to Honda’s sales in the fiscal second quarter by business category, motorcycle unit sales increased by 8.7% to 2,218,000 units, and revenue decreased 5.1%, to JPY 233.5 billion (USD 2,099 million).

Honda’s unit sales of automobiles increased by 3.2% to 735,000 units, due to higher sales in North America and Asia. Revenue increased 6.9%, to JPY 1,646.2 billion (USD 14,798 million), during the quarter.

Revenue from financial services increased 7.0% to JPY63.5 billion (USD 572 million).

Unit sales of power products totaled 978,000 units, an increase of 10.5% compared to the corresponding period in 2002. Strong sales in North America and Europe were the major factor for this increase in unit sales. Revenue from power products and other businesses increased by 4.1% to JPY 76.8 billion (USD 691 million).

First Half-Year Results

Honda’s consolidated net income for the first six months ended September 30, 2003 totaled JPY 239.1 billion (USD 2,150 million), an increase of 22.8% from the previous year. Basic income per Common Share for the fiscal first half amounted to JPY 249.34 (USD 2.24), compared to JPY 199.98 for the corresponding period a year ago.

Consolidated net sales and other operating revenue for the six month period amounted to JPY 4,025.4 billion (USD 36,184 million), an increase of 4.5% from last year.

Revenue included the negative effect of currency translation, and Honda estimates that if the exchange rate of the yen had not changed from the previous year, revenue for the year would have increased by approximately 6.9%.

Consolidated operating income for the fiscal first half totaled JPY 301.8 billion (USD 2,713 million), a decrease of 6.8% compared to the corresponding period last year. This decrease in operating income was primarily due to negative impacts, such as appreciation of the yen, reduced revenue from decreased sales in Japan, an increase in selling, general and administrative (SG&A) expenses, which offset positive impacts, including Honda’s cost reduction efforts.

Consolidated income before income taxes for the fiscal first half totaled JPY 331.8 billion (USD 2,983 million), an increase of 21.3% compared to the previous year.

With respect to Honda’s sales for the fiscal first half by business category, motorcycle unit sales increased 9.1% to 4,219,000 units, due mainly to strong sales in Asia, however revenue decreased 4.6% to JPY 475.0 billion (USD 4,270 million). This decrease in revenue was due primarily to appreciation of the yen and a sales decrease in North America.

Both Honda’s unit sales and revenue related to automobiles for the fiscal first half increased by 2.6% to 1,443,000 units, and 5.7% to JPY 3,267.2 billion (USD 29,369 million),respectively. The major contributing factors to this increase in unit sales were strong sales of the Element and all-new Accord in North America and continued sales growth in Asia, which offset the negative impact from appreciation of the yen.

Revenue from financial services increased 7.3% to JPY127.5 billion (USD 1,146 million).

Unit sales of power products totaled 2,195,000 units, an increase of 9.4% compared to the previous year. Higher sales in North America were the major factor in this increase in unit sales. Revenue from power products and other businesses increased by 6.5% to JPY 162.5 billion (USD 1,461 million) due mainly to higher revenue from power products business.

Forecasts for the fiscal year ending March 31, 2004

The U.S. economies, Japan and other regions are expected to recover slowly in the foreseeable future. Fears of a slowdown in the global economy and an impact of currency movement are anticipated to remain, and competition in the Japanese market is expected to intensify amid continuing weak consumer spending.

Under such circumstances, in connection with its forecasts of the financial results for the fiscal year ending March 31, 2004, Honda projects the consolidated and unconsolidated results as below:

FY2004 Forecasts for consolidated results

	In billions of yen	Changes from FY 2003
Net sales and other operating revenue	8,220	+3.1%
Income before income taxes	648	+6.3%
Net income	470	+10.2%

FY2004 Forecasts for unconsolidated results

	In billions of Yen	Changes from FY2003
Net sales	3,310	-0.4%
Ordinary profit	278	+14.6%
Net income	202	+18.8%

These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average JPY 115 and JPY 127, respectively.

Honda projects that the year-end cash dividend will be JPY 19 per share of common stock. Total cash dividends for the term will be JPY 38.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	(In thousands of units)
	Three months ended Sep. 30, 2003	Three months ended Sep. 30, 2002	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002

MOTORCYCLES

Japan	120	121	214	215
(motorcycles included above)	(120)	(121)	(214)	(215)
North America	140	172	239	291
(motorcycles included above)	(57)	(79)	(122)	(138)
Europe	57	57	158	155
(motorcycles included above)	(54)	(54)	(153)	(150)
Asia	1,691	1,485	3,189	2,817
(motorcycles included above)	(1,691)	(1,485)	(3,189)	(2,817)
Others	210	205	419	389
(motorcycles included above)	(207)	(205)	(414)	(384)

Total	2,218	2,040	4,219	3,867
(motorcycles included above)	(2,129)	(1,944)	(4,092)	(3,704)

AUTOMOBILES

Japan	176	213	329	426
North America	385	365	782	732
Europe	57	58	113	104
Asia	84	49	163	95
Others	33	27	56	49

Total	735	712	1,443	1,406

POWER PRODUCTS

Japan	135	124	245	252
North America	419	383	1,053	900
Europe	177	157	421	424
Asia	163	157	317	312
Others	84	64	159	118

Total	978	885	2,195	2,006

[2] Net Sales Breakdown

(A) For the three months ended September 30, 2003 and 2002

	(In millions of Yen)
	Three months ended Sep. 30, 2003		Three months ended Sep. 30, 2002

MOTORCYCLE BUSINESS

Japan	27,219	(11.7%)	26,442	(10.8%)
North America	71,240	(30.4%)	89,641	(36.4%)
Europe	35,519	(15.2%)	30,801	(12.5%)
Asia	58,976	(25.3%)	55,025	(22.4%)
Others	40,563	(17.4%)	44,060	(17.9%)

Total	233,517	(100.0%)	245,969	(100.0%)

AUTOMOBILE BUSINESS

Japan	337,063	(20.5%)	381,222	(24.8%)
North America	982,749	(59.7%)	906,810	(58.9%)
Europe	125,871	(7.6%)	110,890	(7.2%)
Asia	139,601	(8.5%)	96,134	(6.2%)
Others	60,973	(3.7%)	45,046	(2.9%)

Total	1,646,257	(100.0%)	1,540,102	(100.0%)

FINANCIAL SERVICES

Japan	4,944	(7.9%)	4,848	(8.2%)
North America	55,099	(87.6%)	52,854	(89.4%)
Europe	1,824	(2.9%)	1,390	(2.4%)
Asia	207	(0.3%)	14	(0.0%)
Others	821	(1.3%)	—	(—)

Total	62,895	(100.0%)	59,106	(100.0%)

POWER PRODUCT & OTHER BUSINESSES

Japan	29,510	(39.6%)	30,314	(42.4%)
North America	23,659	(31.8%)	22,152	(30.9%)
Europe	10,695	(14.3%)	10,190	(14.2%)
Asia	6,638	(8.9%)	5,848	(8.2%)
Others	4,032	(5.4%)	3,094	(4.3%)

Total	74,534	(100.0%)	71,598	(100.0%)

TOTAL

Japan	398,736	(19.8%)	442,826	(23.1%)
North America	1,132,747	(56.1%)	1,071,457	(55.9%)
Europe	173,909	(8.6%)	153,271	(8.0%)
Asia	205,422	(10.2%)	157,021	(8.2%)
Others	106,389	(5.3%)	92,200	(4.8%)

Total	2,017,203	(100.0%)	1,916,775	(100.0%)

Explanatory Note:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

[2] Net Sales Breakdown—continued

(B) For the six months ended September 30, 2003 and 2002

	(In millions of Yen)
	Six months ended Sep. 30, 2003		Six months ended Sep. 30, 2002

MOTORCYCLE BUSINESS

Japan	50,903	(10.7%)	51,975	(10.4%)
North America	130,534	(27.5%)	164,254	(33.0%)
Europe	97,799	(20.6%)	87,221	(17.5%)
Asia	119,881	(25.2%)	107,256	(21.6%)
Others	75,954	(16.0%)	87,128	(17.5%)

Total	475,071	(100.0%)	497,834	(100.0%)

AUTOMOBILE BUSINESS

Japan	631,247	(19.3%)	758,141	(24.5%)
North America	2,015,790	(61.7%)	1,862,010	(60.2%)
Europe	252,169	(7.7%)	204,265	(6.6%)
Asia	263,093	(8.1%)	177,870	(5.8%)
Others	104,959	(3.2%)	89,227	(2.9%)

Total	3,267,258	(100.0%)	3,091,513	(100.0%)

FINANCIAL SERVICES

Japan	10,303	(8.2%)	11,273	(9.6%)
North America	111,193	(88.1%)	103,240	(88.2%)
Europe	3,561	(2.8%)	2,589	(2.2%)
Asia	358	(0.3%)	14	(0.0%)
Others	821	(0.6%)	—	(—)

Total	126,236	(100.0%)	117,116	(100.0%)

POWER PRODUCT & OTHER BUSINESSES

Japan	57,579	(36.7%)	55,657	(37.8%)
North America	52,008	(33.2%)	51,035	(34.7%)
Europe	25,724	(16.4%)	23,691	(16.1%)
Asia	14,272	(9.1%)	10,897	(7.4%)
Others	7,283	(4.6%)	5,868	(4.0%)

Total	156,866	(100.0%)	147,148	(100.0%)

TOTAL

Japan	750,032	(18.6%)	877,046	(22.8%)
North America	2,309,525	(57.4%)	2,180,539	(56.6%)
Europe	379,253	(9.4%)	317,766	(8.2%)
Asia	397,604	(9.9%)	296,037	(7.7%)
Others	189,017	(4.7%)	182,223	(4.7%)

Total	4,025,431	(100.0%)	3,853,611	(100.0%)

Explanatory Note:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

Explanatory Note:

2.	Net sales of power product & other business include revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

[3] Consolidated Financial Summary

(For the three months and six months ended September 30, 2003 and 2002)

Financial Highlights

	(In millions of Yen)
	Three months ended Sep. 30, 2003	% Change	Three months ended Sep. 30, 2002	Six months ended Sep. 30, 2003	% Change	Six months ended Sep. 30, 2002
Net sales and other operating revenue	2,017,203	5.2%	1,916,775	4,025,431	4.5%	3,853,611
Operating income	151,688	-0.9%	153,046	301,871	-6.8%	323,869
Income before income taxes	183,886	67.2%	109,997	331,881	21.3%	273,701
Net income	137,359	57.6%	87,181	239,178	22.8%	194,779

	(In Yen)
Net income per
Common Share	143.33		89.54	249.34		199.98
American Depositary Share	71.66		44.77	124.67		99.99

	(In millions of U.S. Dollar)
	Three months ended Sep. 30, 2003	Six months ended Sep. 30, 2003
Net sales and other operating revenue	18,132	36,184
Operating income	1,363	2,713
Income before income taxes	1,653	2,983
Net income	1,235	2,150

	(In U.S. Dollar)
Net income per
Common Share	1.29	2.24
American Depositary Share	0.64	1.12

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)

(A) For the three months ended September 30, 2003 and 2002

	(In millions of Yen)
	Three months ended Sep. 30, 2003	Three months ended Sep. 30, 2002
Net sales and other operating revenue	2,017,203	1,916,775
Operating costs and expenses:
Cost of sales	1,396,459	1,296,008
Selling, general and administrative	352,928	362,721
Research and development	116,128	105,000

Operating income	151,688	153,046
Other income:
Interest	3,393	1,727
Other	37,262	225
Other expenses:
Interest	2,158	2,057
Other	6,299	42,944

Income before income taxes	183,886	109,997
Income taxes	69,780	39,265

Income before equity in income of affiliates	114,106	70,732
Equity in income of affiliates	23,253	16,449

Net income	137,359	87,181
Retained earnings:
Balance at beginning of period	3,245,153	2,858,539
Cash dividends paid	—	—
Transfer to legal reserves	—	—

Balance at end of period	3,382,512	2,945,720

	(In Yen)
Net income per
Common Share	143.33	89.54
American Depositary Share	71.66	44.77

[4] Consolidated Statements of Income and Retained Earnings—continued

(B) For the six months ended September 30, 2003 and 2002

	(In millions of Yen)
	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002
Net sales and other operating revenue	4,025,431	3,853,611
Operating costs and expenses:
Cost of sales	2,784,909	2,614,864
Selling, general and administrative	719,779	701,855
Research and development	218,872	213,023

Operating income	301,871	323,869
Other income:
Interest	5,297	4,093
Other	39,412	5,541
Other expenses:
Interest	5,527	6,377
Other	9,172	53,425

Income before income taxes	331,881	273,701
Income taxes	128,702	107,184

Income before equity in income of affiliates	203,179	166,517
Equity in income of affiliates	35,999	28,262

Net income	239,178	194,779
Retained earnings:
Balance at beginning of period	3,161,664	2,765,600
Cash dividends paid	(15,386)	(14,616)
Transfer to legal reserves	(2,944)	(43)

Balance at end of period	3,382,512	2,945,720

	(In Yen)
Net income per
Common Share	249.34	199.98
American Share	124.67	99.99

[5] Consolidated Balance Sheets

	(In millions of Yen)
Assets	Sep. 30, 2003	Mar. 31, 2003	Sep. 30, 2002
	(Unaudited)	(Audited)	(Unaudited)
Current assets:
Cash and cash equivalents	624,842	547,404	518,408
Trade accounts and notes receivable	320,461	444,498	332,185
Finance subsidiaries receivables, net	1,081,896	1,097,541	980,852
Inventories	784,796	751,980	670,268
Deferred income taxes	200,134	202,376	205,290
Other current assets	311,660	248,561	227,826

Total current assets	3,323,789	3,292,360	2,934,829

Finance subsidiaries—receivables, net	2,416,333	2,230,020	2,024,071
Investments and advances	482,839	412,971	395,138
Property, plant and equipment, at cost:
Land	347,596	342,991	336,708
Buildings	932,332	942,747	912,139
Machinery and equipment	1,986,273	2,023,724	2,018,426
Construction in progress	93,159	72,112	96,542

	3,359,360	3,381,574	3,363,815
Less accumulated depreciation	1,970,848	1,987,231	1,987,880

Net property, plant and equipment	1,388,512	1,394,343	1,375,935
Other assets	380,314	351,597	241,612

Total assets	7,991,787	7,681,291	6,971,585

[5] Consolidated Balance Sheets—continued

	(In millions of Yen)
Liabilities and Stockholders’ Equity
	Sep. 30, 2003	Mar. 31, 2003	Sep. 30, 2002
	(Unaudited)	(Audited)	(Unaudited)
Current liabilities:
Bank loans and commercial paper	803,532	877,954	937,819
Current portion of long-term debt	405,533	304,342	142,231
Trade payables	766,238	830,671	775,584
Accrued expenses	789,475	777,492	719,596
Income taxes payable	65,439	64,179	66,269
Other current liabilities	324,475	267,752	232,643

Total current liabilities	3,154,692	3,122,390	2,874,142

Long-term debt	1,283,072	1,140,182	953,833
Other liabilities	810,042	788,999	550,260

Total liabilities	5,247,806	5,051,571	4,378,235

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,719	172,529	172,529
Legal reserves	32,335	29,391	29,012
Retained earnings	3,382,512	3,161,664	2,945,720
Adjustments from foreign currency translation	(567,690)	(469,472)	(455,149)
Net unrealized gains on marketable equity securities	31,544	14,820	12,611
Minimum pension liabilities adjustments	(308,384)	(308,513)	(187,824)

Accumulated other comprehensive income (loss	(844,530)	(763,165)	(630,362)
Treasury Stock	(85,122)	(56,766)	(9,616)

Total stockholders’ equity	2,743,981	2,629,720	2,593,350

Total liabilities and stockholders’ equity	7,991,787	7,681,291	6,971,585

[6] Consolidated Statements of Cash Flows

	(In millions of Yen)
	Six months ended	Six months ended
	Sep. 30, 2003	Sep. 30, 2002
Cash flows from operating activities:
Net income	239,178	194,779
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	103,592	102,105
Deferred income taxes	66,145	(8,713)
Equity in income of affiliates	(35,999)	(28,262)
Loss on fair value adjustment of derivative instrument (profit)	(44,410)	43,462
Decrease (increase) in:
Trade accounts and notes receivable	117,169	97,858
Inventories	(50,251)	(62,948)
Increase (decrease) in trade payables	(36,811)	(26,445)
Other, net	(56,008)	60,393

Net cash provided by operating activities	302,605	372,229

Cash flows from investing activities:
Decrease (increase) in investments and advances	21,109	11,785
Capital Expenditures	(128,033)	(133,290)
Proceeds from sales of property, plant and equipment	7,609	5,517
Decrease (increase) in finance subsidiaries-receivables	(425,584)	(417,561)

Net cash used in investing activities	(524,899)	(533,549)

Cash flows from financing activities:
Increase (decrease) in short-term debt	19,679	(4,164)
Proceeds from long-term debt	412,544	349,893
Repayment of long-term debt	(76,343)	(229,568)
Acquisition of treasury stock	(28,769)	(9,567)
Cash dividends paid	(15,386)	(14,616)
Increase (decrease) in commercial paper classified as long-term debt	354	2,069

Net cash provided by (used in) financing activities	312,079	94,047

Effect of exchange rate changes on cash and cash equivalents	(12,347)	(23,760)

Net change in cash and cash equivalents	77,438	(91,033)
Cash and cash equivalents at beginning of year	547,404	609,441

Cash and cash equivalents at end of year	624,842	518,408

[ 7 ] Segment Information

(A) Business Segment Information

For the six months ended September 30, 2002	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other
operating revenue:

Sales to
unaffiliated customers	475,071	3,267,258	126,236	156,866	4,025,431	—	4,025,431
Intersegment sales	0	0	1,311	5,707	7,018	(7,018)	—

Total	475,071	3,267,258	127,547	162,573	4,032,449	(7,018)	4,025,431
Cost of sales,
S.G.A. and R&D expenses	466,868	3,018,426	86,791	158,493	3,730,578	(7,018)	3,723,560

Operating income	8,203	248,832	40,756	4,080	301,871	0	301,871

For the six months ended September 30, 2002	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other
operating revenue:

Sales to
unaffiliated customers	497,834	3,091,513	117,116	147,148	3,853,611	—	3,853,611
Intersegment sales	0	0	1,737	5,495	7,232	(7,232)	—

Total	497,834	3,091,513	118,853	152,643	3,860,843	(7,232)	3,853,611
Cost of sales,
S.G.A. and R&D expenses	460,508	2,845,067	85,333	146,066	3,536,974	(7,232)	3,529,742

Operating income	37,326	246,446	33,520	6,577	323,869	0	323,869

Explanatory Note:

1.	Segmentation of Business
Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATV), personal water craft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles
Financial Services	Financial and insurance services	N/A
Power Product & Other businesses	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engine

(B) Geographical Segment Information

       The geographical segmentation is based on the location where sales originated.

For the six months ended September 30, 2003	( In millions of Yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other
operating revenue:

Sales to
unaffiliated customers	871,082	2,316,190	373,035	311,499	153,625	4,025,431	—	4,025,431
Transfers between
geographical segments	1,015,869	62,777	98,798	27,465	5,819	1,210,728	(1,210,728)	—

Total	1,886,951	2,378,967	471,833	338,964	159,444	5,236,159	(1,210,728)	4,025,431
Cost of sales,
S.G.A. and R&D expenses	1,809,548	2,209,599	454,484	314,826	148,145	4,936,602	(1,213,042)	3,723,560

Operating income	77,403	169,368	17,349	24,138	11,299	299,557	2,314	301,871

For the six months ended September 30, 2002	( In millions of Yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other
operating revenue:

Sales to
unaffiliated customers	989,145	2,187,855	319,762	213,967	142,882	3,853,611	—	3,853,611
Transfers between
geographical segments	928,269	67,177	64,036	11,829	2,513	1,073,824	(1,073,824)	—

Total	1,917,414	2,255,032	383,798	225,796	145,395	4,927,435	(1,073,824)	3,853,611
Cost of sales,
S.G.A. and R&D expenses	1,826,265	2,065,422	382,130	206,476	131,616	4,611,909	(1,082,167)	3,529,742

Operating income	91,149	189,610	1,668	19,320	13,779	315,526	8,343	323,869

Explanatory Note:

Segment of Geography

In addition to the four conventional regions, Japan, North America, Europe and Others, Asia is newly segmented from the first half.

(C) Overseas Sales

For the six months ended September 30, 2003	(In millions of Yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	2,309,525	379,253	397,604	189,017	3,275,399
Consolidated Sales					4,025,431
Overseas Sales Ratio to Consolidated Sales	57.4%	9.4%	9.9%	4.7%	81.4%

For the six months ended September 30, 2001	( In millions of Yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	2,180,539	317,766	296,037	182,223	2,976,565
Consolidated Sales					3,853,611
Overseas Sales Ratio to Consolidated Sales	56.6%	8.2%	7.7%	4.7%	77.2%

[8] (A) Consolidated Balance Sheets

      divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

	(In millions of Yen)
	Sep. 30, 2003
		% of total
Assets
[ Non-financial services businesses ]

Current Assets:	3,008,470	37.6
Cash and cash equivalents	615,728
Trade accounts and notes receivable	331,024
Inventories	784,796
Other current assets	1,276,922
Investments and advances	621,708	7.8
Property, plant and equipment, at cost	1,371,379	17.2
Other assets	331,273	4.1

Total assets	5,332,830	66.7

[ Finance Subsidiaries ]

Cash and cash equivalents	9,114	0.1
Finance subsidiaries-short-term receivables, net	1,097,290	13.7
Finance subsidiaries-long-term receivables, net	2,417,401	30.2
Other assets	198,846	2.6

Total assets	3,722,651	46.6

Eliminations among subsidiaries	(1,063,694)	(13.3)

Total assets	7,991,787	100.0

Liabilities and Stockholders’ Equity
[ Non-financial services businesses ]
Current liabilities:	1,919,306	24.0
Short-term debt	211,430
Current portion of long-term debt	8,943
Trade payables	770,288
Accrued expenses	663,830
Other current liabilities	264,815
Long-term debt	28,595	0.4
Other liabilities	810,206	10.1

Total liabilities	2,758,107	34.5

[ Finance Subsidiaries ]
Short-term debt	1,339,999	16.8
Current portion of long-term debt	396,590	5.0
Accrued expenses	130,076	1.6
Long-term debt	1,265,100	15.8
Other liabilities	281,853	3.5

Total liabilities	3,413,618	42.7

Eliminations among subsidiaries	(923,919)	(11.5)

Total liabilities	5,247,806	65.7

Common stock	86,067	1.1
Capital surplus	172,719	2.2
Legal reserves	32,335	0.4
Retained earnings	3,382,512	42.3
Accumulated other comprehensive income (loss)	(844,530)	(10.6)
Treasury stock	(85,122)	(1.1)

Total stockholders’ equity	2,743,981	34.3

Total liabilities and stockholders’ equity	7,991,787	100.0

[8] (B) Consolidated Statements of Cash Flows

      divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

For the six months ended September 30, 2003	(In millions of Yen)
	Non-financial services businesses	Finance Subsidiaries
Cash flows from operating activities:
Net Income	215,830	23,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	103,397	195
Deferred income taxes	23,620	42,525
Equity in income of affiliates	(35,947)	—
Loss on fair value adjustment of derivative instrument (profit)	(42,848)	(1,562)
Decrease (increase) in trade accounts and notes receivable	112,349	—
Decrease (increase) in inventories	(50,251)	—
Increase (decrease) in trade payables	(37,392)	—
Other, net	(35,087)	(16,345)

Net cash provided by operating activities	253,671	48,186

Cash flows from investing activities:
* Decrease (increase) in investments and advances	33,460	19
Capital expenditures	(127,870)	(163)
Proceeds from sales of property, plant and equipment	5,014	2,595
Decrease (increase) in finance subsidiaries-receivables	—	(430,018)

Net cash used in investing activities	(89,396)	(427,567)

Free cash flow (Cash flows from operating and investing activities)	164,275	(379,381)

Free cash flow of Non-financial services businesses excluding the increase in loans (amounting to 81,986 million yen) to Finance subsidiaries (Note)	149,966	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(22,570)	26,099
* Proceeds from long-term debt	5,126	414,720
* Repayment of long-term debt	(5,684)	(70,834)
Proceeds from issuance of common stock	—	1,860
Acquisition of treasury stock	(28,769)	—
Cash dividends paid	(15,411)	—
Increase (decrease) in commercial paper classified as long-term debt	—	354

Net cash provided by financing activities	(67,308)	372,199

Effect of exchange rate changes on cash and cash equivalents	(11,582)	(765)

Net change in cash and cash equivalents	85,385	(7,947)
Cash and cash equivalents at beginning of year	530,343	17,061

Cash and cash equivalents at end of year	615,728	9,114

Note:

Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of "Other net" of Non financial services businesses, and "Increase (decrease) in short-term debt" and "Repayment of long-term debt" of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers' information.

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal second quarter ended September 30, 2003 were ¥117.60=U.S.$1 and ¥132.26=euro1. The average exchange rates for the corresponding period last year were ¥119.24=U.S.$1 and ¥117.32=euro1

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥111.25=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2003.

4.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Three months ended September 30, 2003	Three months ended September 30, 2002
(In millions of Yen)
Net income	137,359	87,181
Other comprehensive income (loss)	(106,329)	(8,819)

Comprehensive income (loss)	31,030	78,362

	Six months ended September 30, 2003	Six months ended September 30, 2002
(In millions of Yen)
Net income	239,178	194,779
Other comprehensive income (loss)	(81,365)	(151,187)

Comprehensive income (loss)	157,813	43,592

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to conform those financial statements to the presentation used for the fiscal second quarter ended September 30, 2003.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

Unconsolidated Financial Summary

(Parent company only)

(For the six months ended September 30, 2003 and 2002)

1. The Board of Directors’ Meeting for Interim Financial Results

(Parent company only)

(1) Date on which the meeting was held: Octber 28, 2003 (Tue.)

(2) The matters resolved:

(A) Unconsolidated (parent company) financial results for the first half

(six months ended September 30, 2003) of the 80th fiscal period as specified hereunder.

(B) Interim dividend:

(a) JPY 19.00 per share of Common Stock

(b) Payment plans to commence on November 25, 2003 (Tue.)

2. Financial	Highlights

(Parent company only)

	(In millions of Yen)
	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002	Year ended Mar. 31, 2003
Net sales	1,580,708	1,625,558	3,322,719
Operating profit	90,299	66,162	144,838
Ordinary profit	152,131	120,762	242,680
Net income	110,315	91,714	170,035

Net income per share	115.00	94.17	174.63
Interim dividend per share	19.00	16.00	—

3. Financial	forecast for the Fiscal Year Ending March 31, 2004

(Parent company only)

(In millions of Yen)
Fiscal year ending Mar. 31, 2004
Net sales	3,310,000
Ordinary profit	278,000
Net income	202,000

(In Yen)
Dividend per share for the term	38.00
Net income per share	211.40

[1] Unit Sales Breakdown

      (Parent company only)

	(In thousands of units)
	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2003	Year ended Mar. 31, 2003
MOTORCYCLES

Japan	213	209	429
(motorcycles included above)	(213)	(209)	(429)
Export	347	426	776
(motorcycles included above)	(186)	(255)	(446)

Total	560	635	1,205
(motorcycles included above)	(399)	(464)	(875)

AUTOMOBILES

Japan	326	449	871
(Mini vehicles included above)	(113)	(142)	(265)
Export	233	241	485

Total	560	691	1,357

POWER PRODUCTS

Japan	238	253	473
Export	2,007	1,686	4,075

Total	2,246	1,939	4,548

[2] Net Sales Breakdown - continued

    (Parent company only)

	(In millions of Yen
	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002	Year ended Mar. 31, 2003
MOTORCYCLES
Japan	40,167	41,519	79,696
Export	157,296	177,504	369,998

Total	197,463	219,023	449,695
AUTOMOBILES
Japan	459,540	593,874	1,173,907
Export	867,304	756,267	1,581,244

Total	1,326,845	1,350,141	2,755,152
POWER PRODUCTS
Japan	10,137	10,843	23,028
Export	46,261	45,549	94,842

Total	56,399	56,392	117,871
TOTAL
Japan	509,845	646,236	1,276,633
Export	1,070,862	979,321	2,046,086

Total	1,580,708	1,625,558	3,322,719

Explanatory Notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company's Form 6-K for the month of November 2003.
2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan in accordance with the Japanese Commercial Code.
3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.
4.	An accounting standard relating to royalty profit has been changed from the first half results.

[3] Unconsolidated Statements of Income

       (Parent company only)

	(In millions of Yen)
	Six months ended Sep. 30, 2003	Six months ended Sep. 30, 2002	Year ended Mar. 31, 2003
Net sales	1,580,708	1,625,558	3,322,719
Cost of sales	1,036,615	1,108,036	2,247,487
Selling, general and administrative expenses	453,792	451,359	930,393

Operating profit	90,299	66,162	144,838
Non-operating profit	70,586	62,837	117,732
Non-operating expenses	8,753	8,238	19,891
Ordinary Profit	152,131	120,762	242,680
Extraordinary profit	1,987	1,474	4,197
Extraordinary loss	4,310	4,108	14,859

Income before income taxes	149,809	118,128	232,018

Income taxes
Current	46,148	51,883	92,888
Deferred	(6,654)	(25,469)	(30,905)

Net income	110,315	91,714	170,035

Explanatory	Notes:

1.	Research and development expenses for the six months amounted 219,847 million of yen.

[4] Unconsolidated Balance Sheets

       (Parent company only)

		(In millions of Yen)
	Sep. 30, 2003	Mar. 31, 2003	Sep. 30, 2002
Current assets	843,731	829,444	783,642
Fixed assets	1,274,329	1,231,887	1,217,210

Total assets	2,118,061	2,061,331	2,000,853

Current liabilities	481,579	525,315	500,231
Fixed liabilities	131,066	114,761	91,079

Total liabilities	612,646	640,077	591,311

Common stock	86,067	86,067	86,067
Capital surplus	170,504	168,912	168,912
Legal reserve	21,516	21,516	21,516
Retained surplus	1,274,266	1,179,817	1,117,056
Unrealized gains on securities
available for sale	38,183	21,707	25,606
Treasury stock	(85,122)	(56,766)	(9,616)

Stockholders' equity	1,505,415	1,421,254	1,409,541

Total liabilities and stockholders' equity	2,118,061	2,061,331	2,000,853

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.”

“Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people.

It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.”

With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint,

we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction”

Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Profit Redistribution Policy

The Company considers redistribution of profits to our shareholders as one of the most important management issues. Accordingly, the Company attempts to increase its corporate value while carrying out its operations from a global standpoint.

The Company intends to redistribute profits to our shareholders, with regard to its projected comprehensive cash needs/requirements, and to make distribution payments, while, taking into consideration the Company’s long-term consolidated earnings performance.

In consideration of shareholder expectations, retained earnings will be applied toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

Acquisition of the Company’s common stock will also be implemented at the optimal timing with the aim of improving efficiency in its capital structure.

Preparing for the Future

The economies of the U.S., Japan and other regions are expected to recover slowly in the foreseeable future. Fears of a slowdown in the global economy and an impact of currency movements are anticipated to remain, and competition in the Japanese market is expected to intensify amid continuing weak consumer spending.

In these circumstances, as part of the Company’s objective of strengthening the corporate structure and improving product competitiveness to increase speed and flexibility in response to changing customer and social needs, Honda recognizes that further enhancing the following specific areas is essential to its success:

•	R&D
•	Production Efficiency
•	Sales Efficiency
•	Product Quality
•	The Environment
•	Safety Technologies

R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will create and swiftly introduce new value-added products that meet specific needs in various regional markets.

Honda will also continue efforts in the research of future technologies, including the advancement of a bi-pedal humanoid robot.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity with aims to increase the capability of supplying high quality products that meet market needs. In addition to the ongoing expansion of these systems, the Company also intends to expand on a global scale the supply network of its competitive products and component parts.

Sales Efficiency

Honda will expand its product lines and upgrade its sales structure. Through the innovative use of IT, Honda will also promote its efforts in customer communication.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhanced coordination among the development purchasing, production, sales and service departments.

The Environment

Honda will step up the introduction of clean, fuel-efficient engine technologies and recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize the environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields including logistics and sales. In its production activities, Honda promotes environmental preservation issues under its Green Factory concept.

*Life Cycle Assessment

A comprehensive system for quantifying the environmental impacts of Honda’s products throughout their life cycles, from the material procurement and energy consumption to waste disposal.

Safety Technologies

Honda R&D will develop technologies for the self protection and reduces aggresivity, in addition to the technologies for the prediction and the prevention of accidentsas well as those for passenger and pedestrian injury reduction. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

Management Organization

With the goal of improved corporate governance, Honda has long undertaken proactive measures such as appointing an independent board member and an independent auditor.

Honda’s organization also reflects the aforementioned corporate philosophies and consists of six regional operations worldwide that have a long-term perspective and the goal to cooperate with the local communities in which they do business in order to create mutual benefits. Honda’s goal is to become a company that society wants to exist.

In addition, its corporate executive officer system aims at improving the self-reliance of respective regions and the speed at which decision-making is accomplished.

Honda’s four business operations—motorcycles, automobiles, power products, and spare parts—formulate the medium and long-term plans for business development in individual product categories, and each operation aims to maximize its business performance on a global basis.

Honda’s production operations support production related departments so that they can implement the most efficient allocation of production on a global scale. These efforts are aimed at increasing company-wide efficiencies.

Honda’s administrative operations coordinate the entire organization to optimize the allocation of business resources. These efforts are aimed at increasing company-wide efficiency.

For investors and shareholders, Honda’s basic policy emphasizes the disclosure of financial results on a quarterly basis, as well as the timely and accurate disclosure of its management strategies through mass media. Honda will remain committed to such disclosure in the future.

(1) Management Organization

The Company supervises and audits its business activities through its Board of Directors and Board of Corporate Auditors.

The Board of Directors consists of 36 directors, including one outside director, and makes decisions on important business activities and other legal matters. The Board of Directors also supervises the execution of the Company’s businesses. In April 2003, in order to ensure proactive decision-making, the Board of Directors set up an Assets and Loan Management Committee, which is responsible for making decisions related to the disposal of the Company’s important assets.

The Board of Corporate Auditors is composed of four corporate auditors, including two outside corporate auditors. In accordance with the rules of auditing policy and the apportionment of responsibilities as determined by the Board of Corporate Auditors, each corporate auditor audits the directors’ execution of their duties. This is accomplished through various means, including attendance at meetings of the Board of Directors and inspections regarding the status of Company assets and liabilities. Two outside corporate auditors were elected at the Company’s Ordinary General Meeting of Shareholders held on June 24, 2003 and they comprise half the number of corporate auditors so as to strengthen their independence. In connection with this, a Corporate Auditors’ Office was newly established in April 2003to provide direct support to the Board of Corporate Auditors.

In order to ensure a proper auditing of the Company’s accounts, the Board of Corporate Auditors and the Board of Directors receive auditing reports based on the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law, and the Securities Exchange Acts of the U.S.A. In addition, they supervise the election of independent auditors, their remuneration and non-audit services.

(2) Execution of management

The Company has established the Management Council, which is composed of eight representative directors and four managing directors. Along with discussing in advance items to be resolved at meetings of the Board of Directors, this Management Council discusses important management issues as directed by the Board of Directors.

Based on the fundamental corporate philosophies, Honda will promote the Company’s long-term businesses in each region to ensure that Honda will be a company each region wants to exist. The Company’s management organization contains six regional operations, including a newly established operation in China in April 2003. Regional executive officers are assigned to be in charge of the business operations in each region, with the aim of heightening the autonomy of the region and ensuring speedy decision-making. In addition, regional executive councils located at each regional operation discuss important management issues in the region within the bounds of the authority conferred upon them by the Management Council.

The Company’s four business operations—motorcycles, automobiles, power products, and spare parts—formulate the medium and long-term plans for their business development, and each operation aims to maximize its business performance on a global basis.

The Company’s production operations and purchasing operations support production related departments so that they can implement the most efficient allocation of production and procurement on a global scale. These efforts are aimed at increasing company-wide efficiencies.

At the Company’s major production facilities in Japan and overseas, operational executive officers are responsible for rapid decision-making. In addition, the Business Management Operations and the Business Support Operations make adjustments on a company-wide basis with the aim of ensuring the optimal allocation of resources.

Research and development are conducted principally at the independent subsidiaries of the Company. Honda R&D Co., Ltd. is responsible for product research, while Honda Engineering Co., Ltd. is responsible for research in the area of production technology. The Company carries out unrestricted and generous research and development with the aim of creating, through application of the latest technologies, products that are distinct and internationally competitive.

(3) Internal Control

The Business Audit Office (known until April 2003 as the Audit Office) is an independent supervisory department under the direct control of the president. This office audits the performance of each department.

In addition to the newly established “Honda Conduct Guideline” to be shared within the entire Honda group, the Company also intends to set up a systematic framework for compliance and risk management in which each division of Honda group works to ensure compliance and prevent management risks, and to verify the status on a regular basis under the supervision by the director in charge. In addition to the appointment of a director in charge of compliance and risk management, the Company intends to improve its organization by setting up a “Business Ethics Committee” to deliberate matters related to corporate ethics and compliance, as well as a “Business Ethics Improvement Proposal Line”, which will receive suggestions related to corporate ethics issues

October 28, 2003

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY

FOR THE FISCAL FIRST HALF ENDED SEPTEMBER 30, 2003

											(Billions of Yen)
	Results for the fiscal first half ended Sept. 30, 2002		Results for the fiscal first half ended Sept. 30, 2003 [change/ %]				Forecasts for the fiscal year ending Mar. 31, 2004 [change/ %]				Results for the fiscal year ended Mar. 31, 2003
Net sales and other operating revenue	3,853.6		4,025.4		[171.8/4.5	%]	8,220.0		[248.5/3.1	%]	7,971.4
– Japan	877.0		750.0		[-127.0/-14.5	%]	1,710.0		[-38.7/-2.2	%]	1,748.7
– Overseas	2,976.5		3,275.3		[298.8/10.0	%]	6,510.0		[287.2/4.6	%]	6,222.7
Operating income	323.8		301.8		[-21.9/-6.8	%]	623.0		[-66.4/-9.6	%]	689.4
<as a percentage of net sales>	< 8.4	% >	< 7.5	% >			< 7.6	% >			< 8.6	% >
Income before income taxes	273.7		331.8		[58.1/21.3	%]	648.0		[38.2/6.3	%]	609.7
<as a percentage of net sales>	< 7.1	% >	< 8.2	% >			< 7.9	% >			< 7.6	% >
Net income	194.7		239.1		[44.3/22.8	%]	470.0		[43.3/10.2	%]	426.6
<as a percentage of net sales>	< 5.1	% >	< 5.9	% >			< 5.7	% >			< 5.4	% >
Factors of change in Operating income			(INCREASE FACTORS)				(INCREASE FACTORS)
			-Cost reduction		19.0		-Change in revenue
							model mix, etc.		27.5
							-Cost reduction		55.0
			(DECREASE FACTORS)
			-Change in revenue				(DECREASE FACTORS)
			model mix, etc.		-1.7		-Currency effects		-76.5
			-Currency effects		-11.0		Change in average rates		(-60.0)
			Change in average rates		(-7.0)		Translation effects		(-16.5)
			Translation effects		(-4.0)		-Change in SG&A		-47.3
			-Change in SG&A		-22.4		-Change in R&D		-25.1
			-Change in R&D		-5.8
Average rates for the period USD=	JPY 123		JPY 118				JPY 114				JPY 122
Average rates for the period EUR=	JPY 117		JPY 133				JPY 130				JPY 122
Honda's transaction rate USD=	JPY 125		JPY 119				JPY 115 (2nd half: 110)				JPY 123
Honda's transaction rate EUR=	JPY 114		JPY 128				JPY 127 (2nd half: 125)				JPY 115
Capital expenditures	133.2		128.0				320.0				316.9
Depreciation	99.0		100.1				200.0				213.8
Research and development	213.0		218.8				462.0				436.8
Interest bearing debt	2,033.8		2,492.1								2,322.4
Remarks			.Net sales and net income set record high for the first half in the three consecutive years.				· Net sales, income before income taxes and net income to set record high.
			·Income before income taxes set record high for the first half.
Unit sales of motorcycles	3,867		4,219		[352/9.1	%]	9,080		[1,000/12.4	%]	8,080
(M/C included above)	(3,704)		(4,092)		[388/10.5	%]	(8,766)		[992/12.8	%]	(7,774)
Japan	215		214		[-1/-0.5	%]	425		[-7/-1.6	%]	432
(M/C included above)	(215)		(214)		[-1/-0.5	%]	(425)		[-7/-1.6	%]	(432)
Overseas	3,652		4,005		[353/9.7	%]	8,655		[1,007/13.2	%]	7,648
(M/C included above)	(3,489)		(3,878)		[389/11.1	%]	(8,341)		[999/13.6	%]	(7,342)
North America	291		239		[-52/-17.9	%]	670		[60/9.8	%]	610
(M/C included above)	(138)		(122)		[-16/-11.6	%]	(367)		[43/13.3	%]	(324)
Europe	155		158		[3/1.9	%]	280		[-25/-8.2	%]	305
(M/C included above)	(150)		(153)		[3/2.0	%]	(274)		[-22/-7.4	%]	(296)
Asia	2,817		3,189		[372/13.2	%]	6,880		[932/15.7	%]	5,948
(M/C included above)	(2,817)		(3,189)		[372/13.2	%]	(6,880)		[932/15.7	%]	(5,948)
Others	389		419		[30/7.7	%]	825		[40/5.1	%]	785
(M/C included above)	(384)		(414)		[30/7.8	%]	(820)		[46/5.9	%]	(774)
Unit sales of automobiles	1,406		1,443		[37/2.6	%]	3,035		[147/5.1	%]	2,888
Japan	426		329		[-97/-22.8	%]	765		[-84/-9.9	%]	849
Overseas	980		1,114		[134/13.7	%]	2,270		[231/11.3	%]	2,039
North America	732		782		[50/6.8	%]	1,565		[43/2.8	%]	1,522
Europe	104		113		[9/8.7	%]	220		[13/6.3	%]	207
Asia	95		163		[68/71.6	%]	355		[150/73.2	%]	205
Others	49		56		[7/14.3	%]	130		[25/23.8	%]	105
Unit sales of power products	2,006		2,195		[189/9.4	%]	5,080		[496/10.8	%]	4,584
Japan	252		245		[-7/-2.8	%]	475		[3/0.6	%]	472
Overseas	1,754		1,950		[196/11.2	%]	4,605		[493/12.0	%]	4,112
North America	900		1,053		[153/17.0	%]	2,245		[373/19.9	%]	1,872
Europe	424		421		[-3/-0.7	%]	1,260		[-30/-2.3	%]	1,290
Asia	312		317		[5/1.6	%]	865		[208/31.7	%]	657
Others	118		159		[41/34.7	%]	235		[-58/-19.8	%]	293

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

October 28, 2003

Consolidated Financial Summary ( Supplemental version )	Honda Motor Co., Ltd. (Thousands of units, Millions of Yen)

	Second Quarter Results			First Half Results			Forecasts
	3M ended Sept. 2003	3M ended Sept. 2002	% change	6M ended Sept. 2003	6M ended Sept. 2002	% change	Y ending Mar.2004	% change
Unit sales of motorcycles
Japan	120	121	-0.8%	214	215	-0.5%	425	-1.6%
(M/C included above)	(120)	(121)	-0.8%	(214)	(215)	-0.5%	(425)	-1.6%
North America	140	172	-18.6%	239	291	-17.9%	670	9.8%
(M/C included above)	(57)	(79)	-27.8%	(122)	(138)	-11.6%	(367)	13.3%
Europe	57	57	—	158	155	1.9%	280	-8.2%
(M/C included above)	(54)	(54)	—	(153)	(150)	2.0%	(274)	-7.4%
Asia	1,691	1,485	13.9%	3,189	2,817	13.2%	6,880	15.7%
(M/C included above)	(1,691)	(1,485)	13.9%	(3,189)	(2,817)	13.2%	(6,880)	15.7%
Others	210	205	2.4%	419	389	7.7%	825	5.1%
(M/C included above)	(207)	(205)	1.0%	(414)	(384)	7.8%	(820)	5.9%
Total	2,218	2,040	8.7%	4,219	3,867	9.1%	9,080	12.4%
(M/C included above)	(2,129)	(1,944)	9.5%	(4,092)	(3,704)	10.5%	(8,766)	12.8%
Unit sales of automobiles
Japan	176	213	-17.4%	329	426	-22.8%	765	-9.9%
North America	385	365	5.5%	782	732	6.8%	1,565	2.8%
Europe	57	58	-1.7%	113	104	8.7%	220	6.3%
Asia	84	49	71.4%	163	95	71.6%	355	73.2%
Others	33	27	22.2%	56	49	14.3%	130	23.8%
Total	735	712	3.2%	1,443	1,406	2.6%	3,035	5.1%
Unit sales of power products
Japan	135	124	8.9%	245	252	-2.8%	475	0.6%
North America	419	383	9.4%	1,053	900	17.0%	2,245	19.9%
Europe	177	157	12.7%	421	424	-0.7%	1,260	-2.3%
Asia	163	157	3.8%	317	312	1.6%	865	31.7%
Others	84	64	31.3%	159	118	34.7%	235	-19.8%
Total	978	885	10.5%	2,195	2,006	9.4%	5,080	10.8%
Exchange rate to USD (Note)
Honda’s transaction rates	118.00	121.00	-2.5%	119.00	125.00	-5.0%	115.00	-7.0%
Market average rates for the period	117.60	119.24	-1.4%	118.05	123.14	-4.3%	114.00	-7.0%
Rates for the period-end				111.25	122.60	-10.2%
Exchange rate to EUR (Note)
Honda’s transaction rates	131.00	115.00	12.2%	128.00	114.00	10.9%	127.00	9.4%
Market average rates for the period	132.26	117.32	11.3%	133.46	116.94	12.4%	130.00	6.9%
Rates for the period-end				129.19	120.37	6.8%
Key items
Net sales and other operating revenue	2,017,203	1,916,775	5.2%	4,025,431	3,853,611	4.5%	8,220,000	3.1%
Japan	398,736	442,826	-10.0%	750,032	877,046	-14.5%	1,710,000	-2.2%
Overseas	1,618,467	1,473,949	9.8%	3,275,399	2,976,565	10.0%	6,510,000	4.6%
Operating income	151,688	153,046	-0.9%	301,871	323,869	-6.8%	623,000	-9.6%
Income before income taxes	183,886	109,997	67.2%	331,881	273,701	21.3%	648,000	6.3%
Net income	137,359	87,181	57.6%	239,178	194,779	22.8%	470,000	10.2%
Capital expenditures	70,744	71,499	-1.1%	128,033	133,290	-3.9%	320,000	0.9%
Depreciation	51,156	51,290	-0.3%	100,186	99,019	1.2%	200,000	-6.5%
Research and development	116,128	105,000	10.6%	218,872	213,023	2.7%	462,000	5.8%
Stockholders’ equity				2,743,981	2,593,350	5.8%
Total assets				7,991,787	6,971,585	14.6%
Interest bearing debt				2,492,137	2,033,883	22.5%
Notes	· Net sales set record high for the fiscal second quarter · Income before income taxes and net income set record high in all quarters			· Net sales and net income set record high for the first half in the three consecutive years. · Income before income taxes set record high for the first half.			· Net sales, income before income taxes and net income to set record high.

Note

Honda’s transaction rates	: rates to be used mainly for exchanging the Company’s foreign currency-denominated trade amount into yen.
Market average rates for the period	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated statements of income into yen.
Rates for the period-end	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated assets and liabilities into yen.

	2nd Quarter	Firat Half	Forecasts FY2004
Factors of changes in operating income
Changes in revenue, model mix, etc.	-20,023	-1,725	+27,512
Currency effects	+8,000	-11,000	-76,500
(Change in transaction rates)	-700	-20,200	-57,500
U. S. Dollar vs. Yen	(-7,000)	(-30,000)	(-78,500)
Euro vs. Yen	(+3,500)	(+8,500)	(+9,500)
Others vs. Yen	(+4,800)	(+3,800)	(+13,000)
Between other currency	(-2,000)	(-2,500)	(-1,500)
(Translation effects)	+2,500	-4,000	-16,500
Gross profit	(+3,500)	(-8,500)	(-42,500)
SG&A	(-1,000)	(+4,500)	(+26,000)
(Difference between transaction rate and weighted average rate)	+6,200	+13,200	-2,500
Cost reduction	+11,000	+19,000	+55,000
Materials and other	+14,000	+24,000	+56,000
Labor expenses	-3,000	-6,000	-13,000
Others	—	+1,000	12,000
Changes in SG&A	+10,793	-22,424	-47,324
Changes in R&D	-11,128	-5,849	-25,137
Changes in operating income	-1,358	-21,998	-66,449

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

October 28, 2003

Honda Motor Co., Ltd.

UNCONSOLIDATED FINANCIAL SUMMARY

FOR FISCAL FIRST HALF ENDED SEPTEMBER 30, 2003

(Parent company only)

	Results for the fiscal first half ended September 30, 2002		Results for the fiscal first half ended September 30, 2003 (change /% change)			Forecasts for the fiscal year ending March 31, 2004 (change /% change)			(Billions of yen)
									Results for the fiscal year ended March 31, 2003
Net sales and other operating revenue	1,625.5		1,580.7		(-44.8/–2.8%)	3,310.0		-12.7/-0.4%)	3,322.7
– Japan	646.2		509.8		(-136.3/–21.1%)	1,190.0		-86.6/-6.8%)	1,276.6
– Overseas	979.3		1,070.8		( 91.5/9.3%)	2,120.0		73.9/3.6%)	2,046.0
Operating income	66.1		90.2		(24.1/36.5%)	173.0		( 28.1/19.4%)	144.8
<as a percentage of net sales>	< 4.1	% >	< 5.7	% >		< 5.2	% >		< 4.4	% >
Ordinary profit	120.7		152.1		(31.3/26.0%)	278.0		( 35.3/14.6%)	242.6
<as a percentage of net sales>	< 7.4	% >	< 9.6	% >		< 8.4	% >		< 7.3	% >
Net income	91.7		110.3		(18.6/20.3%)	202.0		( 31.9/18.8%)	170.0
<as a percentage of net sales>	< 5.6	% >	< 7.0	% >		< 6.1	% >		< 5.1	% >
			(Increase factors)			(Increase factors)
			Impact from change of accounting standard for royalty		27.2	Impact from change of accounting standard for royalty		27.2
Factors of change in operating income			Currency effects		10.5	Change in revenue, model mix, etc		8.0
			Cost reduction		3.0	Cost reduction		21.0
			Decrease in SG&A		16.9	Decrease in SG&A		31.8
			(Decrease factors)			(Decrease factors)
			Change in revenue, model mix, etc		-14.1	Currency effects		-24.5
			Increase in R&D expenses		-19.4	Increase in R&D expenses		-35.4
Weighted average translation rate USD=	JPY 123				JPY118			JPY 114	JPY 122
Weighted average translation rate EUR=	JPY 117				JPY 133			JPY 130	JPY 122
Honda’s transaction rate USD=	JPY 125				JPY 119			JPY 115 (2nd half: 110)	JPY 123
Honda’s transaction rate EUR=	JPY 114				JPY 128			JPY 127 (2nd half: 125)	JPY 115
Capital expenditures	30.6				27.3			100.0	78.1
M/C production-related	0.8				1.2			2.0	2.4
A/M production-related	14.6				11.4			33.0	31.2
P/P production-related	0.1				0.4			1.0	0.8
Others	15.0				14.1			64.0	43.5
Depreciation	27.4				25.5			60.0	57.1
Research and development	200.4				219.8			450.0	414.6
Interest bearing debt	1.5				3.3				4.2
Remarks			·Ordinary profit and net income set record high.			·Ordinary profit and net income set record high.
									(Thousands of unit	)
Unit sales of motorcycle business	635		560		(-74/11.8%)	1,150		(-55/-4.6%)	1,205
(motorcycles included above)	(464)		(399)		(-65/14.1%)	(830)		(-45/-5.2%)	(875)
Domestic sales	209		213		(3/1.7%)	430		(-/0.1%)	429
(motorcycles included above)	(209)		(213)		(3/1.7%)	(430)		(-/0.1%)	(429)
Export sales	426		347		(-78/-18.4%)	720		(-56/-7.3%)	776
(motorcycles included above)	(255)		(186)		(-69/-27.1%)	(400)		(-46/-10.4%)	(446)
Unit sales of automobile business	691		560		(-131/19.0%)	1,230		(-127/-9.4%)	1,357
Domestic sales	449		326		(-123/-27.4%)	770		(-101/-11.6%)	871
Registration vehicles	307		212		(-94/-30.7%)	475		(-130/-21.6%)	605
Mini vehicles	142		113		(-28/-20.2%)	295		(29/11.2%)	265
Export sales	241		233		(-7/-3.3%)	460		(-25/-5.3%)	485
Unit sales of power product business	1,939		2,246		(306/15.8%)	5,080		(531/11.7%)	4,548
Domestic sales	253		238		(-14/-5.8%)	475		(1/0.4%)	473
Export sales	1,686		2,007		(321/19.1%)	4,605		(529/13.0%)	4,075
Automobile production	1,459		1,437		(-21/-1.5%)	3,045		(83/2.8%)	2,961
Domestic	686		550		(-135/-19.7%)	1,205		(-146/-10.9%)	1,351
Overseas	773		887		(113/14.7%)	1,840		(230/14.3%)	1,609

Note	: Amount for Capital expenditure and Depreciation is amount for property, plant and equipment (excluding company cars).

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

(TRANSLATION)

October 29, 2003

To Stockholders,

Honda Motor co., Ltd.

No. 1-1, 2 Chome,

Minami-Aoyama,

Minatoku, 107-8556 Tokyo

By: Takeo Fukui President and Representative Director

Notice of Resolution by the Board of Directors

concerning Payment of Interim Dividend

for the 80th fiscal period

Notice is hereby given that the Board of Directors at its meeting held on October 28, 2003 discussed and considered a matter of interim dividend for the 80th fiscal period (a year ending March 31, 2004) and resolved as follows:

Particular

Pursuant to Article 33 of Article of Incorporation of the Company, it was resolved that the interim cash dividend, based on Article 293-5 of the Commercial Code, be paid to the stockholders of record on September 30, 2003 as follows:

1.	Interim cash dividend: ¥19 per share of Common Stock

2.	Date Claim for payment becomes effective and Payment commences:

November 25, 2003 (Tuesday)

-END-